January 26, 2026

Bryan Coy
Chief Financial Officer
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

       Re: Cannae Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-38300
Dear Bryan Coy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services